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                                                               Exhibit 99.26(m)

Item 26(m) - Accumulator VUL

For the policy illustration showing current charges shown in this SAI, the death benefit, accumulation value, and cash surrender value columns show end of year values. All values are shown rounded to the nearest dollar, and reflect any policy loans illustrated (none in this case).

The calculation for the accumulation value is the accumulated premiums with the assumed investment return less all charges. The value shown for any particular year depends on all prior years' premiums and charges. For the 5th policy year under the 6 percent gross return assumption, the end of the 4th year cash value, $28,870, is used as the starting point. Additions of premiums less charges against premiums are added at the beginning of each month.

In this case premiums are assumed to be paid annually, so in the first month the premium of $8,600 less the premium charge (4 percent of premium, or $344) is added in the first month. That amount is $8,256. After the premium less charges is added at the beginning of the month, the Monthly Policy Charge, the Policy Issue Charge, the Mortality and Expense (M&E) Risk Charge, and the Cost of Insurance Charge are next deducted from the accumulation value. The accumulation value then grows at the assumed net rate of return to the end of the month. The net annual returns are derived from the hypothetical gross rates of return by deducting the sum of the average investment management fee (0.47 percent), average fund expense (0.13 percent), average 12b-1 distribution fee (0.05 percent), and then increasing that amount by the average unit value credit (0.12 percent). In this case the assumed net rate of return is 5.47 percent which translates into a monthly assumed growth rate of 0.44479 percent = 1.0547 ^ (1/12) - 1.

The Monthly Policy Charge is $8. The Policy Issue Charge recovers the expense of issuing, underwriting, and distributing the policy. The amount of the Policy Issue Charge is shown on the policy data pages of the Policy. The M&E Risk Charge is equal to 0.03 percent of the accumulation value at the beginning of the month. The Cost of Insurance Charge is calculated as the COI rate for the illustrated insured multiplied by the net amount at risk of the policy. The net amount at risk is the death benefit divided by the net amount at risk divisor (also shown on the policy data pages) less the accumulation value. This process is rolled forward monthly until the end of the policy year to get the end of year accumulation value shown. The table below details these calculations for the 5th policy year.

The death benefit is calculated as the greater of the face amount selected and the minimum death benefit required to qualify as life insurance. This amount would be reduced by any policy loan balance at that time. For the 5th policy year under the 6 percent gross return assumption, the death benefit shown is $710,692 which is equal to the face amount. The minimum amount of insurance to qualify as life insurance is the end of the 5th year accumulation value multiplied by the guideline premium test death benefit corridor factor since this sample illustration uses the Guideline Premium Test for life insurance. The corridor factor in this case is 250%. The minimum death benefit amount in order to qualify for life insurance is therefore $36,985 * 2.50 = $92,463. So in this case the death benefit is equal to the selected face amount. The calculation would not differ in other years, although the accumulation value and death benefit corridor factors would reflect the values for that particular year.

                                      MONTHLY     M&E
         PREMIUM      POLICY ISSUE    POLICY      RISK     COI     INVESTMENT     END OF MONTH
MONTH  LESS CHARGES      CHARGE       CHARGE     CHARGE   CHARGE     GROWTH       CASH VALUE
-----  ------------   ------------    -------    ------   ------   ----------     -------------
  0                                                                               $  28,870
  1    $      8,256      $     131    $     8    $  11    $  26    $   165           37,115
  2               0            131          8       11       26        165           37,104
  3               0            131          8       11       26        165           37,093
  4               0            131          8       11       26        164           37,081
  5               0            131          8       11       26        164           37,069
  6               0            131          8       11       26        164           37,057
  7               0            131          8       11       26        164           37,045
  8               0            131          8       11       26        164           37,033
  9               0            131          8       11       26        164           37,022
 10               0            131          8       11       26        164           37,009
 11               0            131          8       11       26        164           36,997
 12               0            131          8       11       26        164           36,985